New Horizons Worldwide, Inc.

Mr. Larry Spirgel
Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C. 20549

Re:	New Horizons Worldwide, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 28, 2008
Form 10-Q for the fiscal quarter ended March 31, 2008
File No. 0-17840

Dear Mr. Spirgel:

New Horizons Worldwide, Inc., a Delaware corporation (the “Company”), in connection with the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 20, 2008, hereby supplements its July 30, 2008 and June 3, 2008 responses.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

System-wide Revenues, page 19

1.  We note your response to our prior comment 1.  In future filings, please disclose why the system-wide revenues disclosure is important to you and to investors.

The Company acknowledges the Staff’s comment and agrees to provide this clarification in future filings with the Commission.

(j)  Revenue Recognition, page 35

2.  We note your response to our prior comment 4 and the clarification regarding comment 4 filed on July 30, 2008.  However, it is not clear to us how you have calculated the correction of revenue.  We are not sure why you are using “revenue generated from ELS A/R balance.”  Please clarify.  In addition, you have only addressed the effect on revenue as compared to total revenue.  Please provide us with a complete SAB 99 analysis.

The Company acknowledges the Staff’s comment.

The Company is using the “revenue generated from ELS A/R balance” as quantification of the amount of ELS earnings recognized by the Company that would have been deferred, had earnings related to uncollected amounts (ELS A/R) only been recognized as collection occurred.  The Company receives a 15% fee for its billing and collection services on behalf of its franchisees.  It is this 15% fee that is related to amounts still uncollected (i.e., in Accounts Receivable) from the ELS that is provided in Column 2 of the table in comment 4 of the July 30, 2008 response.

To comply with the Staff’s request for a complete SAB 99 analysis, the below table is provided.

					Column 6
	Column 2	Column 3			Effect on
	Unearned	Net	Column 4		Net
	ELS	Effect	Effect on		Income
	Revenue	on	Revenue	Column 5	as a % of
	(From ELS	Revenue	as a % of	Reported	Reported
Column 1	A/R	and Net	Total	Net	Net
Year	Balance)	Income	Revenue	Income	Income

2007	92	35	0.07%	5,332	0.6%
2006	127	174	0.23%	(2,029)	8.6%
2005	301	25	0.02%	(7,280)	0.3%
2004 (Base Year)	326

Based upon these percentages, the Company does not believe that these adjustments are significant to the users of the Company’s financial statements and the Company believes that these adjustments would not significantly impact the “total mix” of the information that has been made available to the public.  Below are the factors that we considered:

•                  For the three years presented the adjustment would have a small positive effect on revenue and net income.  The adjustment does not change a loss into income or vice versa in any year.

•                  The adjustment does not change the earnings trend or mask a change in this trend.

•                  The adjustment was positive for the three years presented and, therefore, it seems clear that it would not have hidden a failure to meet analysts’ expectations.

•                  The earnings adjustment was positive for the three years presented and, therefore, would not negatively affect compliance with loan covenants, regulatory requirements, or contractual requirements or have the effect of increasing management’s compensation.

•                  The adjustment does not conceal an unlawful transaction

3.  We note your response to our prior comment 5 and the clarification regarding comment 5 filed on July 30, 2008.  Regarding your training voucher program please confirm that revenue recognition for training vouchers does not start until the first class is taken.  If revenue recognition starts before the first class is taken, please tell us why your accounting is appropriate.

The Company acknowledges the Staff’s comment.

Invoices for training vouchers are generated when the voucher is sold.  The transaction is accounted for as deferred revenue and revenue is recognized based on historical redemption rates.  The Company has accumulated two years of valid statistical data to determine the redemption rates of training vouchers per month following their sale.  Historical redemption rates are updated quarterly.

For example, the Company’s studies show that if a student purchases a training voucher in January, approximately 11% of our students will take a class in January.  Another 12% will take a class in February, and so on, until the training voucher expires typically in 12 months from the date of sale.  We believe our revenue recognition method conforms to SAB No. 104 which states, “a systematic method [to recognize revenue] would be on a straight-line basis, unless evidence suggests that revenue is earned or obligations are fulfilled in a different pattern, in which case that pattern should be followed.”  We believe the Company is properly accounting for these revenues.

(n) Goodwill, page 38

4.  We note your response to our prior comment 6 and the clarification regarding comment 6 filed on July 30, 2008.  We also note on page 25 of your Form 10-K that you have goodwill balances attributable to the franchising and Company-owned locations reporting units.  If you only have goodwill in the franchising segment then please clarify that statement in your financial statements and confirm that fact to us.  In addition, if true please confirm that goodwill was not impaired at the reporting unit level as of December 31, 2007.

The Company acknowledges the Staff’s comment.

The Company confirms that it only has goodwill in the franchising segment.   The Company requests that it be permitted to comply with this clarification on a prospective basis.  The Company confirms that goodwill was not impaired at the reporting unit level as of December 31, 2007.

In addition, the Company would like to notify the Commission of our corporate address change to:

1 West Elm St., Suite 125

Conshohocken, PA 19428

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please contact the undersigned at (484) 567-3039 or Joseph DiPlacido at (484) 567-3043.

Very truly yours,

/s/ Charles J. Mallon
Charles J. Mallon
Executive Vice President and Chief
Financial Officer